SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 -------------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G
                                 AMENDMENT NO. 1


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            WESCO International, Inc.
                            -------------------------
                                (Name of Issuer)



                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)



                                    95082P105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |X|  Rule 13d-1(d)


                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 95082P105                                            Page 2 of 6 Pages
--------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Co-Investment Partners, L.P.
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3)     SEC USE ONLY


--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.
--------------------------------------------------------------------------------
       NUMBER                      5)     SOLE VOTING POWER
       OF
       SHARES                             1,000,000
       BENEFICIALLY              -----------------------------------------------
       OWNED BY                    6)     SHARED VOTING POWER
       EACH
       REPORTING                          0
       PERSON                    -----------------------------------------------
       WITH                        7)     SOLE DISPOSITIVE POWER

                                          1,000,000
                                 -----------------------------------------------
                                   8)     SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,000,000
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |_|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       2.39%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

Schedule 13G
------------

Item 1(a).  Name of Issuer:

WESCO International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

225 West Station Square, Suite 700
Pittsburgh, Pennsylvania 15219

Item 2(a).  Name of Persons Filing:

Co-Investment Partners, L.P.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

c/o CIP Partners, LLC
660 Madison Avenue, 23rd Floor
New York, New York 10021

Item 2(c).  Citizenship or Place of Organization:

Delaware, U.S.A.

Item 2(d).  Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:

95082P105

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership.

            (a)         Amount beneficially owned: 1,000,000

            (b)         Percent of class: 2.39%

            (c)         Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 1,000,000

                  (ii)  Shared power to vote or to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,000,000

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

Item 5.     Ownership of Five Percent or Less of a Class.

As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

Not applicable.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Co-Investment Partners, L.P.

                                      By: CIP Partners, LLC, its General Partner

                                          By: /s/ David B. Outcalt
                                             ----------------------------------
                                             Name:  David B. Outcalt
                                             Title: Managing Member


Dated as of February 1, 2005